SUB-ITEM 77C:  Submission of matters to a vote of security holders

RESULTS OF SPECIAL MEETING OF STOCKHOLDERS HELD ON AUGUST 22, 2001
At a special meeting held August 22, 2001, the stockholders of the Fund approved a new Securities Investment Trust Investment Management and Custodian Contract among the Fund, HSBC Asset Management (Taiwan) Limited ("HSBC Taiwan") (formerly China Securities Investment Trust Corporation ("CSITC")) and the Fund's Custodian, pursuant to which HSBC Taiwan will continue to serve as the investment advisor with respect to the assets of the Fund. In addition, the stockholders approved a new U.S. Asset Advisory Agreement between the Fund and HSBC Taiwan pursuant to which HSBC Taiwan will continue to serve as the investment advisor with respect to the assets of the Fund held in the United States.

On August 6, 2001 (the "Closing Date"), China Development Industrial
Bank ("CDIB") sold its 52.87% interest in CSITC to HSBC Asset Management (Europe) Limited, a member of the HSBC Group ("HSBC") and CSITC's name was changed to HSBC Asset Management (Taiwan) Limited. The sale by CDIB constituted an assignment of the prior advisory contracts between the Fund and CSITC under the Investment Company Act of 1940 and therefore resulted in the automatic termination of these contracts. At a meeting held on June 13, 2001, the Board of Directors of the Fund approved interim advisory contracts with CSITC which became effective on the Closing Date and remained in place until the new advisory agreements were approved at the Special Meeting of Stockholders.